UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip code)

Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

[__] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Introduction:

Hasbro, Inc. (“Hasbro,” the “Company,” “we,” “us,” or “our”) (NASDAQ: HAS) is a global play and entertainment company committed to Creating the World’s Best Play and Entertainment Experiences and making the world a better place for all children, fans and families. Hasbro delivers immersive brand experiences for global audiences through consumer products, including toys and games; gaming, led by the team at Wizards of the Coast, an award-winning developer of tabletop and digital games; and entertainment through Entertainment One (“eOne”), our independent studio.

Our iconic brands include MAGIC: THE GATHERING, NERF, PLAY-DOH, TRANSFORMERS, PEPPA PIG, MONOPOLY, MY LITTLE PONY, BABY ALIVE, DUNGEONS & DRAGONS, PJ MASKS and POWER RANGERS, as well as premier partner brands. For the past decade, we have been consistently recognized for our corporate citizenship, including being named one of the 100 Best Corporate Citizens by 3BL Media and one of the World’s Most Ethical Companies by Ethisphere Institute.

At Hasbro, we believe strong Environmental, Social and Governance (ESG) performance drives long-term value creation for all our stakeholders. Our ESG priorities include climate and sustainability, human rights and ethical sourcing, human capital management and culture, including Diversity, Equity & Inclusion (“DE&I”), and product and content safety.

Some of Hasbro’s products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "Conflict Minerals" or "3TG"). Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities Exchange Act of 1934 (the "Conflict Minerals Rule"). During fiscal year 2021, Hasbro began producing certain eOne toy products through Hasbro’s supply chain organization and accordingly, such products were included in the due diligence process and reporting this year. Other eOne product categories remain licensed to third-parties who manufactured and, therefore, sold the products and were not in scope of this year’s reporting.

Hasbro has a Conflict Minerals Policy that is communicated to all of our suppliers and which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics and corporate social responsibility, (ii) utilizing due diligence practices to identify 3TG and their sources in our supply chain and (iii) requiring that any 3TG included in our products are sourced from smelters and refiners (“Smelters”) that have been identified as conformant by the Responsible Minerals Assurance Process (RMAP) in order to mitigate the possibility that such 3TG are being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries (Covered Countries1 ).

Our policy does not preclude suppliers from sourcing certified conflict-free minerals from the DRC or the adjoining countries. To the extent that we identify non-conformance with our policy, we send corrective action letters to the contract manufacturers requiring them to: a) contact the identified Smelters and require that they participate in the conflict minerals audit program; and b) require the contract manufacturer to remove unaudited Smelters from their supply chain for Hasbro products if the contract manufacturer is unable to persuade the Smelter to undergo an RMAP audit. Hasbro's Conflicts Minerals Policy can be found at the following internet address https://csr.hasbro.com/en-us/news/policy?id=csr_conflict_minerals_policy.

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda and Zambia).

Section 1 – Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Hasbro has determined that during the 2021 calendar year, we contracted to manufacture certain products containing 3TG necessary to the functionality or production of these products. We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary 3TG in our products originated from the Covered Countries.

During 2021, all of our products were manufactured in third-party vendor or owned facilities (referred to hereafter as “contract manufacturers”). Many of our contract manufacturers are located in the People’s Republic of China. We also use contract manufacturers located in other countries, such as India, Vietnam and Mexico, and the United States. Over the past several years, we have continued to diversify our supply chain to reduce reliance on manufacturing facilities in China.

Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products. To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG after a thorough review. Following the applicability assessment, Hasbro sent surveys to all of our contract manufacturers globally that were identified as producing products that could contain 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 27 relevant contract manufacturers that are producing products that could contain 3TG. All 27 of these contract manufacturers were surveyed using a third-party technology platform that employs the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), an organization founded by members of the Responsible Business Alliance (RBA) and Global e-Sustainability Initiative (GeSI).

For several years now, Hasbro has conducted training with all of our contract manufacturers identified as using 3TG, to educate these manufacturers on the requirements of the Act related to conflict minerals and to help them understand the importance of conducting due diligence on the sourcing of the 3TG used in our products. We have developed, produced and conducted a training program that provides a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, as well as the role of our contract manufacturers in assisting us to comply with the requirements of the Conflict Minerals Rule. Due to Covid-19 restrictions, in 2021, Hasbro conducted virtual training sessions with our contract manufacturers, as opposed to in-person sessions. The training materials and presentations were provided in the local language and were enhanced to clarify due diligence and legal reporting requirements. Manufacturers can contact Hasbro via email to Hasbro’s designated sourcing organization and may also contact the third-party technology provider about the Conflict Minerals Rule or seek assistance in completing the Conflict Minerals survey using the CMRT.

Hasbro sent surveys to the 27 contract manufacturers that were identified as potentially producing products for us containing 3TG in 2021. Similar to previous years, we surveyed all contract manufacturers identified in our applicability assessment through a thorough product/vendor screening process.

Relevant contract manufacturers received a survey for products they supplied to us. Of the 27 contract manufacturers surveyed, 100% responded to the surveys.

In our survey results, 5 of our 27 contract manufacturers indicated potential sourcing of 3TG from the Covered Countries. The other 22 contract manufacturers indicated in their survey responses that they were either not sourcing any 3TG from the Covered Countries or the products supplied to Hasbro did not contain 3TG. Of the 5 contract manufacturers that identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of Smelters from which they were sourcing 3TG. A complete list of Smelters reported by our contract manufacturers is attached as an exhibit to our Conflict Minerals Report.

1 of the 27 contract manufacturers submitted incomplete data and as part of our due diligence process, we are engaging with this supplier to assist with completion of the data set.

As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for all of the 3TG used in our products. Based on our RCOI, we believe some of the 3TG used in our products originated in the Covered Countries. However, at this point we cannot make a determination about the source of all the 3TG in our products or components. Accordingly, we conducted due diligence on the source and chain of custody of the necessary conflict minerals we believe may be contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address: http://csr.hasbro.com/has21-conflict-minerals-report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

(Registrant)

By: /s/ Deborah Thomas	May 25, 2022
Deborah Thomas	(Date)
Executive Vice President and Chief Financial Officer (Signature and Title)